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17016933

SEC ... ISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 29 2017
Washington DC 416

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65809

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **VARIANT TRADING INSTITUTIONAL GROUP, INC.** ([redacted])

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 NORTHEAST MIZNER BOULEVARD STE 730
(No. and Street)

BOCA RATON	FL	33432
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFFERY L WEINER (561) 862-5534
(Are Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SOLES, HEYN & COMPANY
(Name – if individual, state last, first, middle name)

120 S OLIVE AVE STE 501	WEST PALM BEACH	FL	33401
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECEIVED 2017 MAR 31 AM 8:06 SEC / TM

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

auB

OATH OR AFFIRMATION

I, Jeffery L Weiner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Variant Trading Institutional Group, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


CHRISTOPHER NALLEY
Notary Public - State of Florida
Commission # FF 898034
My Comm. Expires Oct 3, 2019
Bonded through National Notary Assn.

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

VARIANT TRADING INSTITUTIONAL GROUP, INC.

TABLE OF CONTENTS

SOLES, HEYN & COMPANY

Accountants and Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Variant Trading International Group, Inc.

We have audited the accompanying financial statements of Variant Trading International Group, Inc., which comprise the statement of financial condition as of December 31, 2016, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Variant Trading Institutional Group, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on my audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that my audit provides a reasonable basis for my opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Variant Trading International Group, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Variant International Trading Group, Inc.'s financial statements. The supplemental information is the responsibility of Variant Trading International Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Soles, Heyn & Company, LLP

West Palm Beach, Florida
February 27, 2016

120 S. Olive Ave., Suite 501, W. Palm Beach, FL 33401 | Phone: 561-429-6625 | Fax: 1-888-726-9029
Member AICPA www.SolesHeynCPA.com Member FICPA

VARIANT TRADING INSTITUTIONAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	$	31,308
Cash on deposit with clearing organization		150,039
Receivable from clearing organization		159,788
Prepaid expenses and other current assets		13,094
TOTAL CURRENT ASSETS		354,229
FURNITURE AND OFFICE EQUIPMENT, net		5,849
DEFERRED TAX ASSET		62,200
OTHER ASSETS		17,000
TOTAL	$	439,278

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$	101,987
STOCKHOLDER'S EQUITY:		
Common stock, $0.0001 par value; 1,000 shares authorized, issued, and outstanding		-
Additional paid in capital		1,642,075
Deficit		(1,304,784)
TOTAL STOCKHOLDER'S EQUITY		337,291
TOTAL	$	439,278

The accompanying notes should be read with these financial statements.

VARIANT TRADING INSTITUTIONAL GROUP, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUES:	
Commissions	$ 1,167,317
Research sales	122,700
Interest	41
TOTAL REVENUES	1,290,058
EXPENSES:	
Compensation, commissions, and benefits	871,157
Quotations and research	134,182
Exchange fees	78,080
Occupancy	64,586
Floor brokerage and other clearance fees	62,933
Telephone	59,029
General and administrative	51,833
Professional services	48,688
Licenses and registration	14,326
Insurance	6,894
Depreciation	6,077
TOTAL EXPENSES	1,397,785
LOSS BEFORE INCOME TAXES	(107,727)
INCOME TAX BENEFIT	18,084
NET LOSS	$ (89,643)

The accompanying notes should be read with these financial statements.

VARIANT TRADING INSTITUTIONAL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

	Common Stock	Additional Paid-In Capital	Deficit	Total
BALANCES, January 1, 2016	$ -	$ 1,642,075	$ (1,215,141)	$ 426,934
Net loss for the year ended December 31, 2016	-	-	(89,643)	(89,643)
BALANCES, December 31, 2016	$ -	$ 1,642,075	$ (1,304,784)	$ 337,291

The accompanying notes should be read with these financial statements.

VARIANT TRADING INSTITUTIONAL GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(89,643)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation		6,077
Changes in certain assets and liabilities:		
Cash on deposit with clearing organization		(32)
Receivable from clearing organization		(39,754)
Prepaid expenses and other current assets		1,575
Accounts payable and accrued expenses		15,073
Deferred tax asset		(18,084)
NET CASH USED IN OPERATING ACTIVITIES AND DECREASE IN CASH AND CASH EQUIVALENTS		(124,788)
CASH AND CASH EQUIVALENTS, Beginning of year		156,096
CASH AND CASH EQUIVALENTS, End of year	$	31,308
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid for income taxes	$	-
Cash paid for interest expense	$	-

The accompanying notes should be read with these financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Basis of Presentation

Variant Trading Institutional Group, Inc. (the "Company") was incorporated in the State of Florida on December 23, 2002 and is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of various exchanges, the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is a wholly owned subsidiary of Variant Holding Corporation ("Holdings").

The Company is engaged in a single line of business as a securities broker-dealer, including providing news/research feed, and manages its customer accounts through Hilltop Securities, Inc. ("Hilltop"), on a fully disclosed basis. Hilltop provides service, handles the Company's customers' funds, hold securities, and remit monthly activity statements to the customers on behalf of the Company.

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents (excluding cash on deposit with clearing organizations) include all highly liquid investments, if any, purchased with an original maturity of three months or less. The Company periodically maintains cash balances with financial institutions that are in excess of the insured limit.

Cash on Deposit with Clearing Organizations

Cash on deposit with clearing organizations represents cash deposits that are legally restricted or held by third parties on the Company's behalf.

Receivable From Clearing Organization

Receivable from clearing organization represents amounts owed to the Company from the clearing broker for commissions earned by the Company. Management of the Company has determined that an allowance for doubtful accounts is not necessary as the receivable from the clearing organization is typically collected subsequent to month end.

Furniture and Office Equipment

Furniture and equipment is recorded at cost and depreciated over the estimated useful lives of those assets using the straight-line method. Expenditures for routine maintenance and repairs are charged to expenses as incurred.

Fair Value of Financial Instruments

Cash, receivable from clearing organization, prepaid expenses, and accounts payable and accrued expenses are recorded in the financial statements at cost, which approximates fair value because of the short-term maturity of those instruments.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Commission Revenue and Clearing Expenses

Commission revenue and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Research Sales

The Company will provide to current institutional customers various research results and other news items of interest. Typically these revenues are recognized through increased order flow from the institutional customers through typical commission revenue. For some customers, the Company will receive a direct payment from the customer for utilization of the research/news fee. The Company has no control on the amount of revenue to be received or the timing of the receipt of such revenue. Accordingly, research sales revenue received as a direct payment from a customer is recognized upon receipt.

Statement of Comprehensive Income

A statement of comprehensive income is not presented since the Company had no items of other comprehensive income. Comprehensive income is the same as the net income for the period presented herein.

Income Taxes

The Company is included in the consolidated federal income tax return filed by Holdings. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from Holdings. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The Company is no longer subject to examinations for years prior to 2013. There are no open Federal or State tax years under audit.

Uncertain Tax Positions

The Company has adopted FASB ASC 740-10-25, *Accounting for Uncertainty in Income Taxes.* The Company will record a liability for uncertain tax positions when it is more likely than not that a tax position would not be sustained if examined by a taxing authority. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. The Company's evaluation on December 31, 2016 revealed no uncertain tax positions that would have a material impact on the financial statements.

Management Review of Subsequent Events

The Company has evaluated subsequent events through February 27, 2017, the date which the financial statements were available to be issued, and has determined that the Company had no events occurring subsequent to December 31, 2016 requiring disclosure.

NOTE 2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (rule 15c3-1), which requires the maintenance of minimal net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $238,311, which was $138,311 in excess of its required net capital of $100,000. The Company had a ratio of aggregate indebtedness to net capital of .43 to 1, based on aggregate indebtedness of S101,987 as of December 31, 2016.

NOTE 3. FURNITURE AND OFFICE EQUIPMENT

Furniture and office equipment consists of the following as of December 31, 2016:

Computer and other office equipment	$ 58,440
Computer software	3,804
Furniture and fixtures	2,653
	64,897
Less: Accumulated depreciation	59,048
Furniture and office equipment, net	$ 5,849

NOTE 4. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following as of December 31, 2016:

Accounts payable	$ 7,399
Accrued expenses	25,175
Commissions payable	69,413
Accounts payable and accrued expenses	$ 101,987

NOTE 5. INCOME TAXES

A summary of income taxes for the year ended December 31, 2016 is as follows:

Currently payable	$ -
Deferred tax benefit	35,384
Deferred tax valuation allowance	(17,300)
Income tax benefit	$ 18,084

During 2016, the Company has incurred a tax net operating loss of approximately $92,000 and has previous net operating losses of approximately $105,000. These net operating losses will expire in 2030 if not utilized on future taxable income. The Company has recorded a deferred tax asset in the current year based on the expected utilization of this net operating loss to offset future taxable income.

NOTE 5. INCOME TAXES (continued)

The Company also has a deferred tax asset relating to the book/tax variance of the net carrying amount of the Company's furniture and office equipment.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences and/or carryforward losses become deductible, and the ability of the Company to claim the net operating losses in accordance with applicable tax laws. The Company has determined that is more likely than not that only 50% of the current period net operating losses will be realized in the future and accordingly has recorded a deferred tax valuation allowance of $17,300. The change in the valuation allowance was an increase of the allowance from $0 to $17,300.

NOTE 6. COMMITMENTS AND CONTINGENCIES

Office Lease

The Company currently leases office space for its primary office under a lease agreement expiring on June 30, 2020. Rent expense for the year ended December 31, 2016 was $64,586.

Future minimum lease payments on the non-cancellable lease at December 31, 2016 are $76,978, $78,534, $80,136, and $21,298 for the year ended December 31, 2017, 2018, 2019, and 2020, respectively.

NOTE 7. CONCENTRATIONS AND CREDIT RISKS

Concentrations

During the year ended December 31, 2016, the Company had three customers that accounted for revenue in excess of 10% of the Company's total revenue as follows:

	% of total revenue
Customer A	26%
Customer B	12%
Customer C	11%

Financial Instruments With Off-Balance Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, and settlement, of various securities transactions through the Company's clearing agreement with Hilltop. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company, through Hilltop, may extend credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company, through Hilltop, executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations.

NOTE 7. CONCENTRATIONS AND CREDIT RISKS (continued)

Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. Hilltop monitors required margin levels daily and, pursuant to such guidelines, will notify the Company in the event of the failure of the customer to deliver cash or securities as needed.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing for each counter-party.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The company also indemnifies their clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions.

The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

VARIANT TRADING INSTITUTIONAL GROUP, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2016

TOTAL STOCKHOLDER'S EQUITY		$ 337,291
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets:		
Prepaid expenses and other current assets	$ 13,094	
Furniture and office equipment, net	5,849	
Deferred tax asset	62,200	
Other assets	17,000	98,143
Net capital before haircuts on securities positions		239,148
Haircuts on securities [computed, where applicable, pursuant to rule 15c3-1(f)]:		
Common stock		837
NET CAPITAL		$ 238,311
AGGREGATE INDEBTEDNESS:		
Items included in statement of financial condition:		
Accounts payable and accrued expenses		$ 101,987
TOTAL AGGREGATE INDEBTEDNESS		$ 101,987
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required		$ 100,000
Net capital		238,311
EXCESS NET CAPITAL		$ 138,311
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL		42.80%

NOTE: There are no material differences between the preceeding computation and the Company's corresponding unaudited part II of from X-17A-5 as of December 31, 2016.

See Report of Independent Registered Public Accounting Firm

VARIANT TRADING INSTITUTIONAL GROUP, INC.
SCHEDULE II
OF STATEMENT PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2016

The computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the respondent's corresponding unaudited Form X-17A-5, Part II A Filing as of December 31, 2016 were not materially different.

See Report of Independent Registered Public Accounting Firm

VARIANT TRADING INSTITUTIONAL GROUP, INC.
SCHEDULE III
INFORMATION RELATING TO EXEMPTIVE PROVISION REQUIREMENTS UNDER SEC RULE 15c3-3
DECEMBER 31, 2016

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k)(2)(ii) of SEC Rule 15c3-3.

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k)(2)(ii) of SEC Rule 15c3-3.

See Report of Independent Registered Public Accounting Firm

SOLES, HEYN & COMPANY

Accountants and Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Variant Trading Institutional Group, Inc.

We have reviewed management's statements, included in the accompanying Variant Trading Institutional Group, Inc. Exemption Report, in which (1) Variant Trading Institutional Group, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Variant Trading Institutional Group, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: ((k)(2)(ii)) (the "exemption provisions") and (2) Variant Trading Institutional Group, Inc. stated that Variant Trading Institutional Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Variant Trading Institutional Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Variant Trading Institutional Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)((2)(ii)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Soles, Heyn & Company, LLP
West Palm Beach, Florida
February 27, 2017

120 S. Olive Ave., Suite 501, W. Palm Beach, FL 33401 | Phone: 561-429-6625 | Fax: 1-888-726-9029
Member AICPA www.SolesHeynCPA.com Member FICPA



March 27, 2017

To Whom It May Concern:

VARIANT TRADING INSTITUTUIONAL GROUP, INC.'S EXEMPTION REPORT

Variant Trading Institutional Group, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain broker and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the provisions of 17 C.F.R §240.15c3-3(k)(2)(ii);

2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

I, Jeffery Weiner, swear that, to the best of my knowledge and belief, this exemption Report is true and correct.

Jeffery Weiner, CEO
Variant Trading Institutional Group, Inc.

SOLES, HEYN & COMPANY

Accountants and Consultants

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of Variant Trading Institutional Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Variant Trading Institutional Group, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Variant Trading Institutional Group, Inc.'s compliance with the applicable instructions of Form SIPC-7. Variant Trading Institutional Group, Inc.'s management is responsible for Variant Trading Institutional Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and my findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3) There were no adjustments reported in Form SIPC-7;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (Focus Reports and General Ledger) supporting there were no adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences. There was no overpayment noted.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Soles, Heyn & Company, LLP

West Palm Beach, Florida
February 27, 2016

120 S. Olive Ave., Suite 501, W. Palm Beach, FL 33401 | Phone: 561-429-6625 | Fax: 1-888-726-9029
Member AICPA www.SolesHeynCPA.com Member FICPA

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2016

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Variant Trading Institutional Group, Inc.
Attn: Chris Nalley
225 NE Mizner Blvd STE 730
Boca Raton, Florida 33432-4080

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Chris Nalley (561) 862-5531

2. A.	General Assessment (item 2e from page 2)	$ 3,081
B.	Less payment made with SIPC-6 filed (**exclude interest**) 07/21/2016 (Date Paid)	(1,686)
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	1,395
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 1,395
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 1,395
H.	Overpayment carried forward	$(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Variant Trading Institutional Group, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 26 day of January, 20 17.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2016
and ending 12/31/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$1,290,017
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	57,768
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	57,768
2d. SIPC Net Operating Revenues	$1,232,249
2e. General Assessment @ .0025	$3,081
	(to page 1, line 2.A.)

TAIT|WELLER
FOCUS. EXPERTISE. RESULTS.

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Lee Financial Recordkeeping, Inc.
Honolulu, Hawaii

We have examined management's assertion, included in its representation letter dated March 27, 2017, that Lee Financial Recordkeeping, Inc. maintained an effective internal control, including the appropriate segregation of responsibilities and duties, over the transfer agent and registrar functions, as of December 31, 2016, and that no material inadequacies, as defined by Rule 17Ad-13(a)(3) of the Securities Exchange Act of 1934, existed at such date. Management is responsible for maintaining effective internal control over transfer agent and registrar functions. Our responsibility is to express an opinion on management's assertion based on our examination.

Our examination was made in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included an examining, on a test basis evidence supporting management's assertion and performing such other procedures as we considered necessary in the circumstances to evaluate internal control over the transfer agent and registrar functions, using the objectives set forth in Rule 17Ad-13(a)(3) of the Securities Exchange Act of 1934. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, management's assertion that Lee Financial Recordkeeping, Inc. maintained effective internal control, including the appropriate segregation of responsibilities and duties, over the transfer agent and registrar functions, and that no material inadequacies existed as defined by Rule 17Ad-13(a)(3) of the Securities Exchange Act of 1934, as of December 31, 2016, is fairly stated, in all material respects, based on the criteria established by Rule 17Ad-13(a)(3) of the Securities Exchange Act of 1934.

This report is intended solely for the information and use of management and the Board of Directors of Lee Financial Recordkeeping, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Tait, Weller & Baker LLP

Philadelphia, Pennsylvania
March 27, 2017